Le Bread Xpress

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales Machines	74,550.50
Sales Product	50,584.99
Total Income	**$125,135.49**
Cost of Goods Sold	
Supplies & Materials - COGS	13,563.77
Total Cost of Goods Sold	**$13,563.77**
GROSS PROFIT	**$111,571.72**
Expenses	
Advertising & Promotional	1,489.41
Auto Insurance	3,427.15
Bank Charges	2,178.82
Computer Software	495.00
Conferences & Seminars	140.70
Dues & Subscriptions	4,884.10
Insurance	2,513.00
Licenses & Permits	1,823.16
Local Transport & Vehicle Expense	8,319.85
Maintenance and Repair	3,792.49
Meals and Entertainment	1,305.16
Office/General Administrative Expenses	8,116.09
Payment Processing Fees	2,480.87
Payroll Expenses	
Health Insurance	11,080.22
Payroll Taxes	11,737.35
Salary and Wages	125,392.55
Workers' Compensation	-12.50
Total Payroll Expenses	**148,197.62**
Postage & Shipping	3,428.67
Professional Fees	16,613.05
Rent	17,345.00
Storage	4,070.82
Subcontractors	6,618.99
Taxes Paid	1,192.82
Telephone & Internet	4,352.82
Trade Shows	912.87

Le Bread Xpress

PROFIT AND LOSS

January - December 2019

	TOTAL
Travel	4,072.65
Airfares	2,090.03
Lodging	859.88
Total Travel	**7,022.56**
Total Expenses	**$250,721.02**
NET OPERATING INCOME	**$ -139,149.30**
Other Income	
Interest Earned	0.09
Total Other Income	**$0.09**
Other Expenses	
Interest Expense	4,031.01
Total Other Expenses	**$4,031.01**
NET OTHER INCOME	**$ -4,030.92**
NET INCOME	**$ -143,180.22**